SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of August, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Ryanair Holdings plc
Explanation of the financial impact following adoption of International Financial Reporting Standards ("IFRS").
2 August 2005





Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS


TABLE OF CONTENTS
                                                                   Page
                                                                    No.

     Introduction                                                    1

1.   Summary reconciliation from Irish/UK GAAP to IFRS for the       2
     year ended 31 March 2005

2.   Principal Changes under IFRS                                    3

3.   Basis of preparation and transition effects                     5

4.   Provisional accounting policies under IFRS                      7

5.   Restatement of 1 April 2004 and 31 March 2005 Provisional      13
     Balance Sheets and Income Statements under IFRS

             5.1. Date of Transition under IFRS - 1 April 2004      13

             5.2. 31 March 2005 Balance Sheet restated under        14
             IFRS

             5.3. 31 March 2005 Income Statement restated under     15
             IFRS

6.   Comparative quarterly information for the year to 31 March     16
     2005

             6.1. Balance Sheet restated - 30 June 2004             16

             6.2. Balance Sheet restated - 30 September 2004        17

             6.3. Balance Sheet restated - 31 December 2004         18

             6.4. Balance Sheet restated - 31 March 2005            19

             6.5. Income Statement restated - 30 June 2004          20

             6.6. Income Statement restated - 30 September          21
             2004

             6.5. Income Statement restated - 31 December 2004      22

             6.5. Income Statement restated - 31 March 2005         23

7.   Statement of Recognised Income and Expense from 30 June        24
     2004 to 31 March 2005



Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS

Introduction
From 1 April 2005 Ryanair Holdings plc ("Ryanair") is required to prepare its primary financial statements under International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. This change applies to all financial reporting accounting periods beginning on or after 1 January 2005 and consequently, Ryanair's first results to be reported under IFRS are the interim results for the quarter ending 30 June 2005. The Group's first annual report under IFRS will be prepared for the financial year to 31 March 2006. Ryanair is required to publish comparative information from the date of transition except for certain exemptions provided by the transitional arrangements in IFRS 1 ("First Time Adoption of International Financial Reporting Standards"). Ryanair's date of transition is 1 April 2004.

Information regarding the adoption by Ryanair of IFRS reporting is presented in this document as follows;

 1. Summary reconciliation of Ryanair's Income Statement and Balance Sheet from Irish/UK GAAP to IFRS for the year ended and as at 31 March 2005;
 2. Principal changes under IFRS;
 3. Basis of preparation and transition effects;
 4. Provisional accounting policies under IFRS;
 5. Restatement of 31 March 2005 financial information from Irish GAAP to IFRS including date of transition balance sheet at 1 April 2004;
 6. Comparative quarterly information for the year to 31 March 2005, and
 7. Statement of Recognised Income and Expense for the year to 31 March 2005

The source of the historical Irish/UK GAAP financial information in this document is the audited consolidated financial statements and annual report for the year to 31 March 2004 and the unaudited consolidated financial statements for the year to 31 March 2005 included in the preliminary announcement of the Group's results made on 31 May 2005. The audited consolidated financial statements and annual report for the year to 31 March 2005 will be available in due course.



Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS

 1. Summary Reconciliation from Irish/UK GAAP to IFRS for year ended 31 March 2005;


                                                            Year Ended
                                                             31-Mar-05
                                                               EUR'000

    Net Income (after tax) under Irish/UK GAAP                 266,741

    Retirement Benefits (net of tax)                              (260)
    Effect of Business Combinations                             14,050
    Share Based Payments                                          (488)

    Preliminary Net Income (after tax) under IFRS              280,043
    Earnings per Share                                             37c
    Diluted Earning per Share                                      37c
    % Variance from accounting changes                             5.0%

    Shareholders equity under Irish GAAP                     1,727,411

    Retirement Benefits                                         (9,300)
    Effect of Business Combinations                             16,393

    Preliminary Shareholders equity under IFRS*              1,734,504
    % Variance from accounting changes                             0.4%

     *At 1 April 2005 Ryanair has accounted for all of its derivatives in accordance with IAS 39, with the result that an opening charge of EUR146.4 million together with a related deferred tax benefit of EUR18.3 million has been recorded directly in opening reserves, principally relating to the company's interest rate swaps, which were entered into at a time when underlying interest rates were higher than present market rates. The company also recorded the following entries in respect of fair value hedges for firm commitments; an increase of EUR2.7 million in derivative financial assets held and a corresponding decrease in other creditors, with no amount of ineffectiveness recorded in the income statement.





    Ryanair Holdings plc
    Explanation of the financial impact following adoption of IFRS

 2. Principal Changes under IFRS

The following summary sets out the most significant changes required to Ryanair's consolidated financial statements as a result of the transition to IFRS. The effect of these changes is set out in Section 5 of this report.

IAS 19: Pension and other Post Retirement Benefits (recurring change)
In accordance with IAS 19 ("Employee Benefits"), the assets and liabilities of the defined benefit pension plans operated by Ryanair have been recognised, gross of deferred tax, in the balance sheet at the date of transition to IFRS in accordance with the valuation and measurement requirements of the standard.

Deferred tax has been computed in respect of the Group's pension liabilities arising as a result of the application of IAS 19 and the related deferred tax assets have been included in the restatements at the various balance sheet dates.

In accordance with the exemption afforded under the amendment to IFRS 1, the Group has elected to recognise all cumulative actuarial gains and losses attributable to its defined benefit pension schemes as at the transition date.

Also in line with the amendment to IAS 19, actuarial gains and losses arising after the transition date are dealt with in retained income via the Statement of Recognised Income and Expense, and all other pension scheme movements have been accounted for in the Group's income statement.

IFRS 3: Business Combinations
The Group has elected to restate the acquisition of Buzz on 10 April 2003 (the Group's only business combination to date) in accordance with the provisions of IFRS 3 ("Business Combinations"). As the principal assets and liabilities acquired at that time related to take-off and landing slots at Stansted airport, and onerous leases for aircraft, the restatement of the business combination under IFRS 3 has given rise to the following adjustments:

 1. Reversal of goodwill amortisation since the date of the acquisition amounting to EUR4.5 million.

 2. Reallocation of all of the fair value of assets acquired at the time (being EUR46.8 million) from goodwill to intangible assets, represented by take-off and landing rights ("slots") at Stansted airport. This adjustment was required to recognise the fair value of assets required to be recognised under the provisions of IFRS 3 and IAS 38 "Intangible Assets". This asset is considered to be indefinite lived because the slots do not expire as long as they continue to be utilised and it is Ryanair's intention to utilise these slots for the foreseeable future. Accordingly, the slots acquired have not been amortised. The slots acquired have also been subsequently reviewed for impairment in accordance with the provisions of IAS 36 "Impairment of Assets" and no impairment of this asset is considered to have occurred since the date of acquisition.

 3. No change has been recorded to the provisional fair value of onerous leases taken over on acquisition as the impact of discounting such amounts is not considered to be material in the context of the Group's results. Subsequent to the acquisition, however, Ryanair renegotiated the terms and conditions of these leases and agreed to return the aircraft to the lessors in late 2004, thereby releasing Ryanair from any remaining lease obligations at that time. Irish GAAP permits that such an adjustment can be made to the provisional value of the assets and liabilities acquired as part of the original business combination, provided that the adjustment is made either in the reporting period that the combination took place or in the first full financial period following the transaction. IFRS 3, however, only allows such an adjustment to be made in the 12 month period following the acquisition, and accordingly, as the event occurred more than 12 months after the acquisition date, under IFRS this adjustment is made to the Group's income statement instead. This gives rise to a credit of EUR11.9m to the income statement in the period to 31 March 2005.

IFRS 2: Share Based Payments (recurring change)
IFRS 2 ("Share Based Payment") requires the Group to recognise any share based payments made to employees during a reporting period as a charge to the income statement over the vesting period of the options, together with a corresponding increase in equity. The charge of EUR0.5 million for the year ended 31 March 2005 for share option grants has been computed using the Binomial Lattice methodology. A similar charge will recur quarterly over the vesting period of the existing options and there may be additional charges as further share options are granted.

Ryanair has availed of the transition provisions in IFRS 1 for share based payments by only applying the fair value calculation to share option grants that were made after 7 November 2002 but which had not vested by 1 January 2005 . Had Ryanair recognised all vested grants of shares between 7 November 2002 and 1
January 2005, the Group's equity at 31 March 2005 would have increased by EUR9.4m with a corresponding reduction in retained earnings.

IAS 39: Derivative Financial Instruments (recurring change)
IAS 39 ("Financial Instruments: Recognition and Measurement") requires that all financial instruments are recorded at fair value or amortised cost dependant on the nature of the financial asset or financial liability. Derivatives are always measured at fair value with changes in value arising from fluctuations in interest rates, foreign exchange rates or commodity prices. Under Irish GAAP, where the derivatives form part of a hedging agreement, these are not initially measured on the balance sheet and any related gains or losses arising are deferred until the underlying hedged item impacts on the financial statements.

Ryanair has taken advantage of the exemption from the requirement to restate comparative information for IAS 39 contained in IFRS 1. As a result of this exemption the information presented for all periods up to 31 March 2005 has been accounted for in accordance with Irish/UK GAAP.

At 1 April 2005 Ryanair has accounted for all of its derivatives in accordance with IAS 39, with the result that an opening charge of EUR146.4 million together with a related deferred tax benefit of EUR18.3 million has been recorded directly in opening reserves, principally relating to the company's interest rate swaps, which were entered into at a time when underlying interest rates were higher than present market rates. The company also recorded the following entries in respect of fair value hedges for firm commitments; an increase of EUR2.7 million in derivative financial assets held and a corresponding decrease in other creditors, with no amount of ineffectiveness recorded in the income statement.

Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS

 3. Basis of preparation and transition effects.

Basis of Preparation
EU law (IAS Regulation EC 1606/2002) requires that the annual consolidated financial statements of the company, for the year ending 31 March 2006, be prepared in accordance with accounting standards adopted for use in the European Union (EU) further to the IAS Regulation (EC 1606/2002) ("accounting standards adopted by the EU").

This preliminary financial information comprising the consolidated preliminary balance sheets of the company and its subsidiaries at 1 April 2004 and 31 March 2005 and the consolidated preliminary income statement at 31 March 2005 and the related explanatory notes have been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are adopted by the EU and effective (or available for early adoption) at 31 March 2006 or are expected to be adopted and effective (or available for early adoption) at 31 March 2006, the Group's first annual reporting date at which it is required to use accounting standards adopted by the EU. Based on these recognition and measurement requirements, management has made assumptions about the accounting policies expected to be applied, which are as set out below, when the first annual financial statements are prepared in accordance with accounting standards adopted by the EU for the financial year ending 31 March 2006.

In particular, management has assumed that the following IFRS's issued by the International Accounting Standards Board and IFRIC Interpretations issued by the International Financial Reporting Interpretations Committee will be adopted by the EU such that they will be available for use in the annual IFRS financial statements for the year ending 31 March 2006: Amendment to IAS 19: Actuarial Gains and Losses, Group Plans and Disclosures.

In addition, the accounting standards adopted by the EU that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 March 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 March 2006.

The unaudited Group results for the three months to 30 June 2005 and the comparative quarterly information in the prior periods, also included in this report, have been prepared on a basis consistent with the IFRS accounting policies as set out herein. These quarterly financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments, which have been fair valued in accordance with the requirements of IAS 39.

Transition Effects
IFRS 1 permits those companies adopting IFRS for the first time to avail of certain exemptions from the full requirements of IFRS on transition. Ryanair intends to avail of the following key exemptions:

   -Pensions and post retirement benefits: At the transition date Ryanair has re-evaluated its defined benefit pension plans in accordance with IAS 19, and all cumulative actuarial gains and losses have been recognised in the opening balance sheet within pension assets or pension liabilities, and adjusted against retained income.

   -Financial instruments: Financial instruments in the comparative periods are recorded using the existing Irish/UK GAAP basis, rather than being restated in accordance with IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. The requirements of IAS 32 and 39 will instead be applied from 1 April 2005, as permitted by IFRS 1.

   -Share-based payments: IFRS 2 has been adopted from the transition date and is only being applied to equity settled share options granted on or after 7 November 2002 which had not vested by 1 January 2005. Ryanair has elected to avail of the option not to apply full retrospective application of the standard.

   -Business combinations: Ryanair has elected to restate its only business combination (the acquisition of Buzz on 10 April 2003) to comply with IFRS 3 "Business Combinations", and has also applied the provisions of IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" from the same date.

Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS

 4. Provisional accounting policies under IFRS

    Basis of Consolidation
    The restated financial information includes the financial statements of the company and all subsidiary undertakings drawn up to the relevant period end.

    The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated income statement from the date on which control is transferred to or from the Group. Control exists when the Group has the power, either directly or indirectly to govern the financial and operating policies of an entity so as to obtain economic benefit from its activities.

    Estimates and Uncertainties
    The preparation of consolidated financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

    Intangible Assets - Landing Rights
    Intangible assets acquired are recognised to the extent it is considered probable that expected future benefits will flow to the Group and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalised at fair value at that date and are not amortised, where those rights are considered to be indefinite. The carrying value of these rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Group's intangible assets has been recorded to date.

    Revenues
    Scheduled revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight seats is recognised in the period in which the service is provided. Unearned revenue represents flight seats sold but not yet flown and is included in accrued expenses and other liabilities. It is released to the income statement as passengers fly. Unused tickets are recognised as revenue on a systematic basis. Miscellaneous fees charged for any changes to flight tickets are recognised as revenue immediately.

    Ancillary revenues are recognised in the income statement in the period the ancillary services are provided.

    Foreign Currency Translation
    Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Euro, which is the functional currency of each of the Group's entities.

    Transactions arising in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange prevailing at the balance sheet date and all related exchange gains or losses are accounted for through the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates ruling at the dates the transactions were effected.

    Pensions and Other Post Retirement Obligations
    The Group provides employees with post retirement benefits in the form of pensions. The Group operates a number of defined contribution and defined benefit pension schemes.

    Costs arising in respect of the Group's defined contribution pension schemes are charged to the income statement in the period in which they are incurred.

    For defined contribution schemes, the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

    The liabilities and costs associated with the Group's defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of each scheme's liabilities are determined by reference to market yields at the balance sheet date of high quality corporate bonds in the same currency and term that is consistent with those of the associated pension obligations. The net surplus or deficit arising on the Group's defined benefit schemes is shown within non-current assets or liabilities on the balance sheet. The deferred tax impact of any such amount is disclosed separately within deferred tax.

    IAS 19 requires separate recognition of the operating and financing costs of defined benefit pensions (and similarly funded employee benefits) in the income statement. The standard permits a number of options for the recognition of actuarial gains and losses. In accordance with the exemption granted under IFRS 1, IAS 19 has not been applied retrospectively in preparing the Group's transition balance sheet to IFRS. All cumulative actuarial gains and losses as at the transition date (1 April 2004) have therefore been recognised in retained income at that date.

    Share Based Payments
    The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the share options granted on the date of the grant. The cost of the employee services received in respect of the share options granted is recognised in the income statement over the period that the services are received, which is the vesting period with a corresponding credit to equity. The fair value of the options granted is determined using the Binomial Lattice option pricing model, which takes into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the option and other relevant factors. Vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options

    In accordance with the transition provisions in IFRS 1, Ryanair has applied this fair value calculation to share option grants that were made after 7 November 2002, but which had yet to vest by 1 January 2005.

    Ryanair Holdings plc
    Explanation of the financial impact following adoption of IFRS

    Income taxes, including Deferred Income Taxes
    Income tax payable on taxable profits is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is probable that it will be recovered by offset against current or future taxable profits. Income tax is recognized in the income statement except to the extent that relates to items recognized directly in equity (derivative financial instruments and pensions and other post retirement obligations), in which case it is recognized in equity.

    Deferred income tax is provided in full, using the liability method, on temporary timing differences arising from the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date and expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. The following temporary differences are not provided for: the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.

    Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting Group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

    Leases
    Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership have transferred to the Group, are capitalised in the balance sheet and are depreciated over their estimated useful lives. The asset is recorded at the lower of its fair value, less accumulated depreciation, and the present value of the minimum lease payments at the inception of the finance lease. The present values of the future lease payments are recorded as obligations under finance leases and the interest element of the lease obligation is charged to the income statement over the period of the lease in proportion to the balances outstanding.

    Expenditure arising under operating leases (being leases where the lessor retains substantially all the risks and rewards of ownership) is charged to the income statement as incurred. The Group also enters into sale and leaseback transactions whereby it sells the rights to acquire aircraft to a third party and subsequently leases the aircraft back, by way of operating lease. Any profit on the disposal, where the price achieved on the disposal of the aircraft is not considered to be at fair value, is spread over the lease term. The profit or loss amount deferred is included within other creditors and analysed into its components of greater or less than one year.

    Aircraft Maintenance Costs
    The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for tangible fixed assets and depreciation. With respect to the Group's operating lease agreements, where the Group has a commitment to maintain the aircraft, provision is made during the lease term for the obligation based on estimated future costs of major airframe and certain engine maintenance checks by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year.

    All other maintenance costs are expensed as incurred.

    Ryanair Holdings plc
    Explanation of the financial impact following adoption of IFRS


    Property, Plant and Equipment

    Aircraft Type     No. of Owned     Useful Life             Residual Value at
                      Aircraft                                 31 March 2005

    Boeing            9                20 Years from date of EUR500,000
    737-200                            manufacture

    Boeing            65               23 years from date of   15% of original
    737-800                            manufacture             cost

    Rates of Depreciation
    Plant and Equipment                                             20 - 33.3%
    Fixtures and Fittings                                                  20%
    Motor Vehicles                                                       33.3%
    Buildings                                                               5%


    Property, plant and equipment is stated at historical cost less accumulated depreciation and provisions for impairments, if any. Depreciation is calculated so as to write off the cost, less estimated residual value of assets, on a straight line basis over their expected useful lives at the annual rates in the table above.

    Aircraft are depreciated over their estimated useful lives to estimated residual values as detailed in the table above.

    An element of the cost of an acquired aircraft is attributed on acquisition to its service potential reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next check (usually between 8 and 12 years for Boeing 737-800 "next generation" aircraft) or the remaining life of the aircraft.

    The costs of subsequent major airframe and engine maintenance checks are capitalised and amortised over the shorter of the period to the next check or the remaining useful life of the aircraft.

    Advance and option payments made in respect of aircraft purchase commitments and options are recorded at cost and separately disclosed as part of tangible fixed assets. On acquisition of the related aircraft these payments are included as part of the cost of aircraft and are depreciated from that date.

    Cash and Cash Equivalents
    Cash represents cash held at bank and available on demand, offset by bank overdrafts.

    Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash. Cash equivalents include investments in commercial paper, certificates of deposit and cash deposits of more than one day, but less than three months. Deposits with a maturity of greater than three months are recognised as short term investments.

    Inventories
    Inventories, principally representing rotable aircraft spares, are stated at the lower of cost and net realisable value. Cost is based on invoiced price on a weighted average basis for all stock categories. Net realisable value is calculated as estimated selling price net of estimated selling costs.

    Trade and Other Receivables and Payables
    Trade and other receivables and payables are stated at cost less impairment losses, which approximates to fair value given the short dated nature of these assets and liabilities.

    Derivative Financial Instruments
    Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Group's earnings, cash flows and equity.

    To manage these risks, Ryanair uses various derivative financial instruments, including interest rate swaps, foreign currency forward contracts and commodity contracts. These derivative financial instruments are generally held to maturity and are not actively traded. The Group enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

    From 1 April 2005, the company has applied the provisions of IAS 39 in accounting for its derivatives. Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Recognition of any resultant gain or loss depends on the nature of the item being hedged.

    The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts and jet fuel contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

    Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any hedging transaction and the gain or loss therein is recognised in the income statement immediately.

    When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

    Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss also being recognised in the income statement.

    Under Irish GAAP and as applied in the periods to 31 March 2005, Ryanair's fuel forward contracts, foreign currency forward contracts and interest rate swaps were treated as hedges, and any unrealised gains or losses arising on those contracts were deferred and recognized as an offset to the related expenses, when realized.

    Business Combinations
    The purchase method of accounting is employed in accounting for the acquisition of businesses. In accordance with IFRS 3, the cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given and liabilities incurred or assumed in exchange for control, together with any directly attributable expenses. The assets and liabilities and contingent liabilities of the acquired entity are measured at their fair values at the date of acquisition. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated are made within twelve months of the acquisition date and are effected prospectively from that date.

    Interest Bearing Loans and Borrowings
    All loans and borrowings are initially recorded at cost, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest bearing loans are measured at amortised cost, using the effective interest yield methodology.

    Financial Assets
    Financial assets comprise cash deposits of greater than three months maturity. All are classified as held to maturity as there is a significant financial disincentive from redeeming such amounts at an earlier stage.

    Ryanair Holdings plc
    Explanation of the financial impact following adoption of IFRS

 5. Restatement of 1 April 2004 and 31 March 2005 provisional balance sheets and income statements under IFRS

    This section sets out the impact of the preliminary adjustments required in transitioning to IFRS.

     5.1. Date of Transition under IFRS - 1 April 2004


              Irish/UK   Retirement   Business      Share     Total        IFRS
              GAAP       Benefits     Combination   Based     Effect
                                                    Payment
              EUR'000    EUR'000      EUR'000       EUR'000   EUR'000      EUR'000
Non-Current
Assets
Intangible
Assets       44,499                      2,342                2,342      46,841
Tangible
Assets    1,576,526                                                   1,576,526
Deferred
tax asset         -         615                                 615         615

Total
Non-Current
Assets    1,621,025         615          2,342                2,957   1,623,982

Current
Assets
Inventories  26,440                                                      26,440
Other                                                                    19,251
Assets       19,251
Accounts
Receivable   14,932                                                      14,932
Restricted
Cash        200,000                                                     200,000
Financial
assets - cash
held to
maturity >
3 months     312,745                                                    312,745
Cash andcash
equivalents  744,260                                                    744,260
Total Current
Assets     1,317,628                                                  1,317,628
Total
Assets     2,938,653        615          2,342                2,957   2,941,610


Current
Liabilities
Accounts
Payable       67,936                                                     67,936
Accrued
expenses and
other
liabilities  324,963                                                    324,963
Current
Maturities of
long term
debt          80,337                                                     80,337
Current tax   13,245                                                     13,245

Total Current
Liabilities  486,481                                                    486,481

Other
liabilities
Provisions
for liabilities
and charges    6,522                                                      6,522
Deferred tax  87,670                                                     87,670
Other
creditors     30,047      4,922                               4,922      34,969
Long term
debt          872,645                                                   872,645
Total Other
Liabilities   996,884     4,922                               4,922   1,001,806

Shareholders
funds
Called up
share capital  9,643                                                      9,643
Share premium
account      560,406                                                    560,406
Profit and
loss account 885,239     (4,307)         2,342               (1,965)    883,274

Shareholders
funds -
equity     1,455,288     (4,307)         2,342               (1,965)  1,453,323
Total
liabilities
and
shareholders
funds      2,938,653        615          2,342                2,957   2,941,610



     Ryanair Holdings plc
     Explanation of the financial impact following adoption of IFRS

     5.2. 31 March 2005 Balance Sheet restated under IFRS


            31-Mar-05 01-Apr-04 Retirement   Business    Share  Total  31-Mar-05
                                 Benefits   Combination  Based  Effect
                                                         Payment
             EUR'000   EUR'000  EUR'000     EUR'000      EUR'000 EUR'000
Non-Current
Assets
Intangible
Assets         30,449    2,342               14,050            16,392    46,841
Tangible
Assets      2,092,283                                                 2,092,283
Deferred tax
asset             -        615      713                         1,328     1,328

Total
Non-Current
Assets       2,122,732    2,957     713      14,050            17,720 2,140,452


Current
Assets
Inventories    28,069                                                    28,069
Other          24,612                                                    24,612
Assets
Accounts
Receivable     20,644                                                    20,644
Restricted
Cash          204,040                                                   204,040
Financial
assets - cash
held to
maturity > 3
months        529,407                                                   529,407
Cash and cash
equivalents   872,258                                                   872,258

Total Current
Assets      1,679,030                                                 1,679,030
Total
Assets      3,801,762     2,957     713      14,050           17,720  3,819,482

Current
Liabilities

Accounts
Payable      92,118                                                      92,118
Accrued
expenses and
other
liabilities  414,997                                                    414,997
Current
Maturities of
long term
debt        120,997                                                     120,997
Current tax  21,190                                                      21,190

Total Current
Liabilities 649,302                                                     649,302

Other
liabilities
Provisions
for liabilities
and charges   7,236                                                       7,236

Deferred
tax        105,509                                                      105,509
Other
Creditors  18,444        4,922    5,706                        10,628    29,072
Long term  1,293,860                                                  1,293,860
debt
Total Other
Liabilities 1,425,049    4,922    5,706                        10,628 1,435,677

Shareholders
funds
Called up
share capital  9,675                                                      9,675
Share premium
account      565,756                                                    565,756
Profit and
loss account 1,151,980  (1,965)  (4,993)       14,050   (488)   6,604 1,158,584
Equity
Reserve                                                  488      488       488

Shareholders
funds -
equity       1,727,411  (1,965)  (4,993)       14,050           7,092 1,734,503

Total
liabilities
and
shareholders
funds        3,801,762   2,957      713        14,050          17,720 3,819,482


      Ryanair Holdings plc
      Explanation of the financial impact following adoption of IFRS

     5.3. 31 March 2005 Income Statement restated under IFRS

Consolidated
Profit and Loss
Account


             IRGAAP   PY Adj                                           IFRS

          31-Mar-05 01-Apr-04 Retirement Business       Share   Total  31-Mar-05
                              Benefits  Combination     Based   Effect
                                                        Payment
           EUR'000  EUR'000   EUR'000    EUR'000        EUR'000 EUR'000 EUR'000
Operating
revenue
Scheduled
Revenue     1,128,116                                                 1,128,116
Ancillary
revenue       208,470                                                   208,470
Total
operating
revenue     1,336,586                                                 1,336,586

Operating expenses
Staff
costs        (140,997)         (188)                    (488)  (676)  (141,673)

Depreciation
& amortisation(98,703)                                                  (98,703)
Fuel & oil   (265,276)                                                 (265,276)
Maintenance,
materials and
repairs       (37,934)                                                  (37,934)
Marketing     (19,622)                                                  (19,622)
Aircraft
rentals       (33,471)                                                  (33,471)
Route
charges      (135,672)                                                 (135,672)
Airport &
handling     (178,384)                                                 (178,384)
costs
Other
costs         (97,038)                                                  (97,038)

Total
operating
expenses   (1,007,097)          (188)                   (488)  (676) (1,007,773)

Operating
profit -
before
amortisation
of goodwill  329,489            (188)                   (488)  (676)     328,813

Goodwill      (2,125)                       2,125             2,125            -
Operating
profit after
amortisation
of goodwill   327,364           (188)       2,125       (488) 1,449      328,813

Other
(expenses)/
income
Foreign
exchange
gains          (2,323)            21                             21      (2,302)
(Loss) on
disposal of
fixed assets       47                                                         47
Interest
receivable
and similar
income         28,342                                                     28,342

Interest
payable and
similar
charges      (57,499)           (130)                          (130)    (57,629)

Purchase
accounting
adjustment                                  11,925           11,925      11,925

Total other
(expenses)/
income       (31,433)           (109)       11,925           11,816     (19,617)

Profit on
ordinary
activities   295,931            (297)       14,050     (488) 13,265     309,196

Tax          (29,190)             37                             37     (29,153)

Profit after
tax          266,741            (260)       14,050     (488) 13,302     280,043

Earnings per
Share           0.35                                                       0.37
Diluted
Earnings Per
Share           0.35                                                       0.37




    Ryanair Holdings plc
    Explanation of the financial impact following adoption of IFRS

 6. Comparative quarterly information for the year to 31 March 2005
     6.1. Balance Sheet restated - 30 June 2004


           Irish/UK  Prior   Retirement  Business     Share    Total   Restated
             GAAP     Adj.    Benefits  Combination   Based    Effect   Under
                                                      Payment           IFRS
           EUR'000           EUR'000     EUR'000      EUR'000  EUR'000  EUR'000

Non Current
Assets
Intangible
Assets       43,914    2,342                586                2,928     46,842
Tangible
Assets    1,612,800                                                  1,612,800
Deferred tax
asset             -      615      178                            793        793

Total
Non-current
assets    1,656,714    2,957      178       586                3,721  1,660,435

Current Assets
Inventories  27,116                                                      27,116
Other
Assets       19,269                                                      19,269
Accounts
Receivable   14,002                                                      14,002
Restricted
cash        200,000                                                     200,000
Financial
assets - cash
held to
maturity > 3
months      157,427                                                     157,427

Cash and cash
equivalents 967,948                                                     967,948

Total Current
Assets    1,385,762                                                   1,385,762

Total
Assets    3,042,476     2,957         178    586               3,721  3,046,197

Current
Liabilities
Accounts
Payable      79,341                                                      79,341
Accrued
expenses and
other
liabilities 378,329                                                     378,329
Current
Maturities of
long term
debt         81,350                                                      81,350

Current tax  13,793                                                      13,793

Total current
liabilities 552,813                                                     552,813

Non-current
liabilities
Provisions
for
liabilities
and charges  8,008                                                        8,008

Deferred
tax         92,010                                                       92,010
Other
creditors   29,529      4,922      1,426                      6,348      35,877
Long term
debt       852,119                                                      852,119

Total other
liabilities 981,666     4,922      1,426                      6,348     988,014

Equity
Called up
share
capital       9,644                                                       9,644

Share premium
account    560,559                                                      560,559

Profit and
loss
account    937,794    (1,965)     (1,248)    586             (2,627)    935,167

Shareholders
funds -
equity    1,507,997    (1,965)     (1,248)   586             (2,627)  1,505,370

Total
liabilities
and
shareholders
funds     3,042,476     2,957         178    586              3,721   3,046,197



        Ryanair Holdings plc
        Explanation of the financial impact following adoption of IFRS


     6.2. Balance Sheet restated - 30 September 2004


             Irish   Prior  Retirement   Business     Share   Total     Restated
             GAAP    Adj.   Benefits    Combination   Based   Effect    Under
                                                      Payment           IFRS
           EUR'000 EUR'000  EUR'000     EUR'000       EUR'000 EUR'000   EUR'000
Non Current
Assets
Intangible
Assets      43,327  2,928                   586                3,514     46,841
Tangible
Assets   1,738,458                                                    1,738,458
Deferred tax
asset            -    793        178                             971        971

Total
Non-current
assets   1,781,785  3,721        178        586                4,485  1,786,270


Current Assets
Inventories 26,469                                                       26,469
Other
Assets      21,259                                                       21,259
Accounts
Receivable  16,806                                                       16,806
Restricted
cash       200,000                                                      200,000

Financial
assets - cash
held to
maturity > 3
months     668,224                                                      668,224
Cash and cash
equivalents552,822                                                      552,822

Total Current
Assets   1,485,580                                                    1,485,580

Total
Assets   3,267,365  3,721        178        586               4,485   3,271,851

Current
Liabilities
Accounts
Payable     75,362                                                       75,362
Accrued
expenses and
other
liabilities 334,596                                                     334,596
Current
Maturities of
long term
debt         91,932                                                      91,932
Current tax  22,361                                                      22,361
Total current
liabilities  524,251                                                    524,251

Non-current
liabilities
Provisions
for
liabilities   9,885                                                       9,885
and charges
Deferred
tax          98,095                                                      98,095

Other
Creditors   27,551    6,348    1,426                            7,774    35,325

Long term
debt       951,985                                                      951,985
Total other
lia-
bilities 1,087,516    6,348    1,426                            7,774 1,095,290

Equity
Called up
share
capital      9,644                                                       9,644
Share premium
account    560,605                                                     560,605
Profit and
loss
account  1,085,349   (2,627)   (1,248)      586               (3,289) 1,082,060
Shareholders
funds -
equity   1,655,598   (2,627)   (1,248)      586               (3,289) 1,652,309

Total
liabilities
and
shareholders
funds    3,267,365    3,721       178       586                4,485  3,271,851




        Ryanair Holdings plc
        Explanation of the financial impact following adoption of IFRS


       6.3. Balance Sheet restated - 31 December 2004
           Irish      Prior   Retirement  Business     Share    Total   Restated
           GAAP        Adj.   Benefits    Combination  Based    Effect    Under
                                                       Payment            IFRS
           EUR'000   EUR'000  EUR'000     EUR'000      EUR'000  EUR'000   EUR'000
Non Current
Assets
Intangible
Assets      30,872   3,514                 12,455              15,969    46,841
Tangible
Assets   1,845,452                                                    1,845,452
Deferred tax
asset            -     971         178                          1,149     1,149
Total
Non-current
assets    1,876,324  4,485         178      12,455             17,118 1,893,442

Current
Assets
Inventories  27,160                                                      27,160
Other
Assets       18,608                                                      18,608

Accounts
Receivable   14,467                                                      14,467
Restricted
cash        204,040                                                     204,040

Financial
assets - cash
held to
maturity > 3
months      143,287                                                     143,287

Cash and cash
equivalents 1,098,198                                                 1,098,198

Total Current
Assets   1,505,760                                                    1,505,760

Total    3,382,084    4,485         178      12,455          17,118   3,399,202
Assets

Current
Liabilities
Accounts
Payable     89,439                                                       89,439
Accrued
expenses and
other
liabilities 290,280                                                     290,280
Current
Maturities of
long term
debt        106,841                                                     106,841

Current tax  26,769                                                      26,769

Total current
liabilities 513,329                                                     515,329

Non-current
liabilities
Provisions
for
liabilities
and charges  5,416                                                        5,416

Deferred
tax        102,325                                                      102,325
Other
Creditors   22,958   7,774       1,426                        9,200      32,158
Long term
debt     1,046,546                                                    1,046,546

Total other
liabilities 1,177,245  7,774     1,426                        9,200   1,186,445

Equity
Called up
share capital 9,652                                                       9,652
Share premium
account     562,015                                                     562,015
Profit and
loss account 1,119,843 (3,289)  (1,248)     12,455     (195)   7,723  1,127,566
Equity
Reserve          -                                      195      195        195

Shareholders
funds -
equity  1,691,510      (3,289)  (1,248)     12,455             7,918  1,699,428

Total
liabilities
and
shareholders
funds    3,382,084      4,485      178      12,455            17,118  3,399,202



Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS
6.4. Balance Sheet restated - 31 March 2005



             31-Mar-05    Prior  Retirement  Business   Share   Total  31-Mar-05
                           Adj.  Benefits  Combination  Based   Effect
                                                       Payment
              EUR'000  EUR'000   EUR'000    EUR'000    EUR'000  EUR'000 EUR'000

Non-Current
Assets

Intangible
Assets         30,449  15,969                 423              16,392    46,841

Tangible
Assets      2,092,283                                                 2,092,283

Deferred tax
asset               -   1,149       179                         1,328     1,328

Total
Non-Current
Assets      2,122,732  17,118       179       423              17,720 2,140,452


Current
Assets

Inventories    28,069                                                    28,069

Other          24,612                                                    24,612
Assets

Accounts
Receivable     20,644                                                    20,644

Restricted
Cash          204,040                                                   204,040

Financial
assets - cash
held to
maturity > 3
months        529,407                                                   529,407

Cash and cash
equivalents   872,258                                                   872,258

Total Current
Assets      1,679,030                                                 1,679,030

Total
Assets      3,807,375  17,118       179       423             17,720  3,819,482

Current
Liabilities

Accounts
Payable        92,118                                                    92,118

Accrued
expenses and
other
liabilities   414,997                                                   414,997

Current
Maturities of
long term     120,997                                                   120,997
debt

Current tax    21,190                                                    21,190

Total Current
Liabilities   649,302                                                   649,302

Other
liabilities

Provisions
for
liabilities
and charges     7,236                                                     7,236

Deferred tax  105,509                                                   105,509


Accounts
payable due
after one
year           18,444   9,200     1,428                       10,628     29,072

Long term
debt        1,293,860                                                 1,293,860


Total Other
Liabilities 1,425,049   9,200     1,428                       10,628  1,435,677

Shareholders
funds

Called up
share capital   9,675                                                    9,675

Share premium
account       565,756                                                  565,756

Profit and
loss
account     1,151,980  7,723    (1,249)      423       (293)  6,604   1,158,584

Equity                   195                            293     488         488
Reserve

Shareholders
funds -
equity      1,727,411  7,918   (1,249)       423               7,092  1,734,503

Total
liabilities
and
shareholders
funds      3,807,375   17,118     179        423              17,720   3,819,482




Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS

6.5 Quarterly Income Statement restated - 30 June 2004



              Irish/UK   Prior   Retirement   Business   Share    Total   IFRS
                 GAAP      Adj.    Benefits Combination  Based    Effect
                                                        Payment
              EUR'000  EUR'000      EUR'000   EUR'000   EUR'000   EUR'000 EUR'000

Operating
revenue
Scheduled
Revenue        259,059                                                  259,059
Ancillary
revenue         43,689                                                   43,689

Total
operating
revenue        302,748                                                  302,748

Operating
expenses

Staff          (34,075)                 (47)                      (47)  (34,122)
costs
Depreciation
& amortisation (23,571)                                                 (23,571)
Fuel & oil     (51,842)                                                 (51,842)
Maintenance,
materials
and repairs    (14,073)                                                 (14,073)
Marketing       (7,266)                                                  (7,266)
Aircraft
rentals         (8,084)                                                  (8,084)
Route charges  (33,205)                                                 (33,205)
Airport &
handling
costs          (44,270)                                                 (44,270)
Other
costs          (21,574)                                                 (21,574)

Total
operating
expenses      (237,960)                 (47)                      (47) (238,007)

Operating
profit -
before
amortisation
of goodwill     64,788                  (47)                      (47)   64,741

Goodwill          (586)                          586               586        0

Operating
profit after
amortisation
of goodwill     64,202                  (47)     586               539   64,741

Other
(expenses)/
income

Foreign
exchange           115                    5                          5      120
gains

Profit on
disposal of
fixed assets         6                                                        6

Interest
receivable
and              6,059                                                    6,059
similar
income

Interest
payable and
similar
charges        (12,630)                 (32)                       (32) (12,662)

Purchase
accounting
adjustment

Total other
(expenses)/
income          (6,450)                 (27)                       (27)  (6,477)


Profit on
ordinary
activities      57,752                  (74)     586             512     58,264

Tax             (5,197)                   9                       9      (5,188)

Profit after
tax             52,555                  (65)     586             521     53,076

Basic
earnings          0.07                                                     0.07
per share

Diluted
earnings per
share             0.07                                                     0.07



Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS



6.6.Quarterly Income Statement restated - 30 September 2004


             Irish/UK    Prior   Retirement   Business    Share  Total    IFRS
                 GAAP     Adj.    Benefits   Combination  Based  Effect
Payment
              EUR'000             EUR'000    EUR'000      EUR'000EUR'000 EUR'000

Operating
revenue

Scheduled
Revenue        617,644                                                  617,644
Ancillary
revenue        103,448                                                  103,448

Total
operating
revenue        721,092                                                  721,092

Operating
expenses

Staff          (69,259)    (47)        (47)                      (94)   (69,353)
costs

Depreciation
&              (44,904)                                                 (44,904)
amortisation

Fuel & oil    (113,750)                                                (113,750)

Maintenance,
materials
and            (24,898)                                                  24,898)
repairs

Marketing      (10,775)                                                 (10,775)

Aircraft
rentals        (16,236)                                                 (16,236)

Route          (67,926)                                                 (67,926)
charges

Airport &
handling       (90,322)                                                 (90,322)
costs

Other          (47,505)                                                 (47,505)
costs

Total
operating
expenses      (485,575)    (47)        (47)                     (94)   (485,669)

Operating
profit -
before
amortisation
of goodwill    235,517     (47)        (47)                      (94)   235,423

Goodwill        (1,172)    586                 586             1,172          0

Operating
profit after
amortisation
of goodwill    234,345     539         (47)    586             1,078    235,423

Other
(expenses)/
income

Foreign
exchange          (759)      5           5                        10       (749)
gains

Profit on
disposal of
fixed assets         6                                                        6

Interest
receivable
and             12,818                                                   12,818
similar
income

Interest
payable and
similar
charges        (25,921)    (32)        (32)                      (64)   (25,985)

Total other
(expenses)/
income         (13,856)    (27)        (27)                      (54)   (13,910)


Profit on
ordinary
activities     220,489     512         (74)     586            1,024     221,513

Tax            (20,379)      9           9                        18    (20,361)

Profit after
tax            200,110     521         (65)     586            1,042    201,152

Basic
earnings
per Share         0.26                                                     0.26
Diluted
earnings per
share             0.26                                                     0.26


Ryanair Holdings plc
Explanation of the financial impact following adoption of IFRS

6.7. Quarterly Income Statement restated - 31 December 2004



             Irish/UK      Prior  Retirement  Business   Share   Total      IFRS
                 GAAP       Adj.  Benefits  Combination  Based  Effect
Payment
              EUR'000    EUR'000  EUR'000     EUR'000    EUR'000 EUR'000   EUR'000
Operating
revenue
Scheduled
Revenue         864,356                                                 864,356
Ancillary
revenue         151,180                                                 151,180

Total
operating
revenue       1,015,536                                               1,015,536

Operating
expenses
Staff          (104,083)     (94)   (47)                (195)   (336)  (104,419)
costs
Depreciation
& amortisation  (70,960)                                                (70,960)
Fuel & oil     (186,236)                                               (186,236)
Maintenance,
materials
and repairs     (27,221)                                                (27,221)
Marketing       (13,400)                                                (13,400)
Aircraft
rentals         (23,636)                                                (23,636)
Route          (101,315)                                               (101,315)
charges
Airport &
handling
costs          (134,565)                                               (134,565)
Other
costs           (69,933)                                                (69,933)

Total
operating
expenses       (731,349)   (94)    (47)                 (195)    (336) (731,685)

Operating
profit -
before
Amortization
of goodwill   284,187      (94)    (47)                 (195)    (336)  283,851
Goodwill      (1,702)    1,172                530               1,702         -
Operating
profit after
Amortization
of goodwill  282,485     1,078     (47)       530       (195)   1,366   283,851

Other
(expenses)/
income
Foreign
exchange      (2,835)      10        5                              15   (2,820)
gains
Profit on
disposal of
fixed assets       6                                                           6
Interest
receivable
and similar   20,197                                                      20,197
income
Interest
payable and
similar
charges      (40,992)     (64)     (32)                           (96)  (41,088)
Purchase
accounting
adjustment                                 11,925              11,925    11,925
Total other
(expenses)/
income       (23,624)     (54)    (27)     11,925              11,844   (11,780)

Profit on
ordinary
activities   258,861    1,024     (74)     12,455       (195)   13,210  272,071
Tax         (24,257)       18       9                               28  (24,230)
Profit after
tax         234,604     1,042     (65)     12,455       (195)   13,237   247,841
Basic
earnings
per share      0.31                                                        0.33
Diluted
earnings per
share          0.31                                                        0.32



        Ryanair Holdings plc
        Explanation of the financial impact following adoption of IFRS

     6.8 Quarterly Income Statement restated - 31 March 2005


             Irish/UK     Prior  Retirement  Business    Share   Total     IFRS
                 GAAP       Adj.   Benefits Combination  Based   Effect
                                                        Payment
              EUR'000   EUR'000  EUR'000    EUR'000    EUR'000 EUR'000   EUR'000
Operating
revenue
Scheduled
Revenue        1,128,116                                              1,128,116
Ancillary
revenue          208,470                                                208,470

Total
operating
revenue        1,336,586                                              1,336,586

Operating
expenses
Staff
costs           (140,997)  (336)    (47)                  (293) (676)  (141,673)

Depreciation
& amortisation   (98,703)                                               (98,703)
Fuel & oil      (265,276)                                              (265,276)
Maintenance,
materials
and              (37,934)                                               (37,934)
repairs
Marketing        (19,622)                                               (19,622)
Aircraft
rentals          (33,471)                                               (33,471)
Route           (135,672)                                              (135,672)
charges
Airport &
handling
costs           (178,384)                                              (178,384)
Other            (97,038)                                               (97,038)
costs
Total
operating
expenses      (1,007,097)  (336)    (47)                  (293) (676)(1,007,773)


Operating
profit -
before
amortisation
of goodwill      329,489   (336)    (47)                  (293) (676)    328,813
Goodwill         (2,125)   1,702                423            2,125           0
Operating
profit after
amortisation
of goodwill     327,364    1,366    (47)        423       (293)1,449     328,813


Other
(expenses)/
income
Foreign
exchange
gains           (2,323)       15      6                           21     (2,302)

Profit on
disposal of
fixed assets         47        0                                   0         47
Interest
receivable
and
similar
income           28,342        0                                   0      28,342
Interest
payable and
similar
charges        (57,499)     (96)   (34)                        (130)    (57,629)
Purchase
accounting
adjustment               11,925                               11,925     11,925
Total other
(expenses)/
income         (31,433)  11,844    (28)                       11,816    (19,617)

Profit on
ordinary
activities      295,931  13,210    (75)       423     (293)   13,265    309,196
Tax            (29,190)      27      10                           37    (29,153)

Profit after
tax             266,741  13,237    (65)       423     (293)   13,302    280,043
Basic
earnings
per share          0.35                                                    0.37
Diluted
earnings per
share              0.35                                                    0.37



    Ryanair Holdings plc
    Explanation of the financial impact following adoption of IFRS

 7. Statement of Recognised Income and Expense


       Irish/UK     Prior Retirement   Business       Share   Total    Restated
           GAAP       Adj.  Benefits   Combination    Based   Effect    Under
                                                      Payment            IFRS
        EUR'000    EUR'000 EUR'000     EUR'000        EUR'000 EUR'000  EUR'000
Statement
of
Recognised
Income and
Expense

30-Jun-04
Profit for
the
period   52,555                (65)         586                  521      53,076

Actuarial
gains/
losses
on defined
benefit
plans                       (1,352)                           (1,352)    (1,352)
Deferred
tax on
Actuarial
gains and
losses on
DB plans                       169                                169        169


Profit and
Loss
Account
at end of
period     52,555          (1,248)          586                 (662)     51,893

30-Sep-04
Profit for
the
period    200,110     521     (65)          586                 1,042    201,152

Actuarial
gains/
losses
on defined
benefit
plans             (1,352)  (1,352)                             (2,704)   (2,704)
Deferred
tax on
Actuarial
gains and
losses on
DB plans             169      169                                 338        338


Profit and
Loss Account
at end of
period    200,110  (662)   (1,248)           586               (1,324)   198,786

31-Dec-04
Profit for
the
period    234,604  1,042      (65)        12,455       (195)   13,237    247,841
Actuarial
gains/
losses
on defined
benefit
plans            (2,704)   (1,352)                            (4,056)    (4,056)

Deferred
tax
on
Actuarial
gains and
losses on
DB plans            338        169                                507        507


Profit and
Loss
Account
at end of
period 234,604   (1,324)    (1,248)     12,455        (195)     9,688    244,292

31-Mar-05
Profit for
the
period 266,741    13,237         (65)        423       (293)   13,302    280,043

Actuarial
gains/
losses
on defined
benefit
plans            (4,056)     (1,353)                          (5,409)    (5,409)

Deferred
tax
on
Actuarial
gains and
losses on
DB plans            507         169                               676        676

Profit and
Loss
Account
at end of
period 266,741    9,688     (1,249)          423       (293)    8,569    275,310


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  2 August 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director